Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 8, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a Circular and a Notice of Annual General Meeting on April 7, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Circular and Notice of Annual General Meeting, dated April 8, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 8, 2008		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE

ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, reply slip for the Annual General Meeting and, if applicable, the 2007 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Reports of the Board of Directors and Supervisory Committee for the year 2007,

Audited Financial Statements and Auditor’s Report for the year 2007,

Profit Distribution and Cash Dividend Distribution Plan for the year 2007,

Resolution on Interim Management Measures on Remuneration of Directors,

Supervisors and Senior Management Officers,

Resolution on Remuneration of Directors and Supervisors,

Resolution on Re-appointment of PRC and International Auditors and

Authorization of the Board of Directors to Determine their Remuneration,

Resolution on Continued Donations to the China Life Charity Fund,

Duty Report of the Independent Directors for the year 2007,

Report on the Status of Connected Transactions and Execution of

Connected Transactions Management System for the year 2007,

Resolution on Authorization of the Board of Directors

to Issue Shares of the Company,

and

Notice of Annual General Meeting

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China, on Wednesday, 28 May 2008 at 9:30 a.m. is set out on pages 5 to 10 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of the Annual General Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. For holders of H Shares, the proxy form should be returned to the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form should be returned to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat Department (for holders of A Shares) on or before Wednesday, 7 May 2008.

8 April 2008

CONTENTS

Pages
Definitions	1
Letter from the Board	2
Notice of Annual General Meeting	5
Appendix I – Business of the Annual General Meeting	10
Appendix II – Interim Management Measures on Remuneration of Directors, Supervisors and Senior Management Officers of the Company	13
Appendix III – Duty Report of the Independent Directors for the year 2007	17
Appendix IV – Report on the Status of Connected Transactions and Execution of Connected Transactions Management System of the Company for the year 2007	20

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Wednesday, 28 May 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Board” or “Board of Directors”	the board of directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“independent directors” or “independent non-executive directors”	independent non-executive directors of the Company

“PRC”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan Region

“Share(s)”	ordinary share(s) of RMB1.00 each in the share capital of the Company, including A Shares and H Shares

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Registered office:
Chairman and Executive Director:	Level 23, China Life Tower
Mr. Yang Chao	16 Chaowai Avenue
Chaoyang District
President and Executive Director:	Beijing 100020
Mr. Wan Feng	People’s Republic of China

Non-executive Directors:	Place of business in Hong Kong:
Mr. Shi Guoqing, Ms. Zhuang Zuojin	18th Floor, C.L.I. Building
313 Hennessy Road, Wanchai
Independent Non-executive Directors:	Hong Kong
Mr. Long Yongtu, Mr. Sun Shuyi,
Mr. Ma Yongwei, Mr. Chau Tak Hay,
Mr. Cai Rang, Mr. Ngai Wai Fung

8 April 2008

To the Shareholders

Dear Sir or Madam,

1. INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 28 May 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

2. BUSINESS TO BE CONSIDERED AT THE AGM

The businesses to be considered at the AGM are described in detail in the notice of AGM set out on pages 5 to 10 of this circular. At the AGM, ordinary resolutions will be proposed to approve (a) Report of the Board of Directors for the year 2007; (b) Report of the Supervisory Committee for the year 2007; (c) Audited Financial Statements and Auditor’s report for the year 2007; (d) Profit Distribution and Cash Dividend Distribution Plan for the year 2007; (e) resolution on Interim Management Measures on

Remuneration of Directors, Supervisors and senior management officers of the Company; (f) resolution on remuneration of directors and supervisors of the Company; (g) resolution on re-appointment of PRC and international auditors and authorization of the Board of Directors to determine their remuneration; (h) resolution on continued donations to the China Life Charity Fund; and resolutions proposed at the AGM for the shareholders’ review include (i) Duty Report of the independent directors for the year 2007; and (j) Report on the Status of Connected Transactions and Execution of Connected Transactions Management System of the Company for the year 2007; and a special resolution will be proposed to approve and authorize the Board of Directors to allot, issue and deal with the shares, provided that the number of shares does not exceed 20% of the A Shares or H Shares in issue on the date of passing of this special resolution respectively.

In order to enable you to have a better understanding on the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed resolutions to be approved and reviewed at the AGM (see Appendix I), Interim Management Measures on Remuneration of directors, supervisors and senior management officers of the Company (see Appendix II), Duty Report of the independent directors for the year 2007 (see Appendix III) and Report on the Status of Connected Transactions and Execution of Connected Transactions Management System of the Company for the year 2007 (see Appendix IV).

3. THE AGM

The proxy form and the reply slip of the AGM are also enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of A Shares, the proxy form should be returned to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat Department (for holders of A Shares) on or before 7 May 2008.

4. PROCEDURES FOR DEMANDING POLL

According to the Articles of Association of China Life Insurance Company Limited, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

5. RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions.

Yours faithfully,

By Order of the Board

Yang Chao

Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 28 May 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China, for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the Report of the Board of Directors of the Company for the year 2007;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2007;

3. To consider and approve the Audited Financial Statements of the Company and Auditor’s Report for the year ended 31 December 2007;

4. To consider and approve the profit distribution and cash dividend distribution plan of the Company for the year 2007;

5. To consider and approve the Interim Management Measures on Remuneration of Directors, Supervisors and senior management officers of the Company;

6. To consider and approve the remuneration of Directors and Supervisors of the Company;

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively, as the PRC auditor and international auditor of the Company for the year 2008 and to authorize the Board of Directors to determine their remuneration;

8. To consider and approve the continued donations to the China Life Charity Fund;

9. To review the Duty Report of the Independent Directors for the year 2007;

10. To review the Report on the Status of Connected Transactions and Execution of Connected Transactions Management System of the Company for the year 2007;

SPECIAL RESOLUTION

11. As special business, to authorize the Board of Directors of the Company to determine if the Company shall allot, issue and deal with domestic shares and overseas listed foreign shares (“H Shares”) independently or concurrently, according to the market conditions and the needs of the Company, provided that the respective number of shares shall not exceed 20% of the domestic shares or H Shares of the Company in issue on the date of the passing of this special resolution. However, notwithstanding the granting of the general mandate to the Board of Directors, any issue of new domestic shares would require another shareholders’ approval at a shareholders’ meeting in accordance with the relevant PRC laws and regulations.

The special resolution is as follows:

(1) Subject to paragraphs (3) and (4) below and pursuant to the Company Law of the People’s Republic of China (the “Company Law”) and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed, the Board of Directors be granted a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with new shares during the Relevant Period (as hereinafter defined) and to determine the terms and conditions for the allotment and issue of new shares which include, without limitation, the following terms:

(a) class and number of new shares to be issued;

(b) price determination method of new shares and/or issue price (including price range);

(c) the starting and closing dates for the issue;

(d) class and number of the new shares to be issued to existing shareholders; and

(e) the making or granting of offers, agreements and options which might require the exercise of such powers.

(2) The approval in paragraph (1) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3) The aggregate nominal amount of the new domestic shares and new H Shares allotted, issued and dealt with conditionally or unconditionally (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (1), other than the shares issued pursuant to the Rights Issue (as hereinafter defined) or the rights to purchase the shares of the Company under any option scheme or similar arrangement, shall not exceed 20% of each class of the domestic shares and H Shares of the Company in issue as at the date of passing this resolution.

(4) In exercising the powers granted in paragraph (1), the Board of Directors must (a) comply with the Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5) For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the 12-month period following the passing of this resolution; and

(c) the revocation or variation of the mandate granted under this resolution by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro-rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

(6) The Board of Directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law, be authorized to increase the registered capital of the Company to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7) The Board of Directors be authorized to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment, issue and listing of new shares, provided that the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed and the Articles of Association of China Life Insurance Company Limited.

(8) Subject to the requirement of the relevant PRC authorities, the Board of Directors be authorized to make appropriate and necessary amendments to the Articles of Association of China Life Insurance Company Limited after completion of the allotment and issue of new shares according to the method, type and amount of the allotment and issue of new shares by the Company and the actual situation of the shareholding structure of the Company at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of the Company pursuant to the exercise of this mandate.”

By Order of the Board

Heng Kwoo Seng
Company Secretary

8 April 2008

As at the date of this Notice, the Board of Directors of the Company comprises:

Executive Directors: Mr. Yang Chao, Mr. Wan Feng

Non-executive Directors: Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Long Yongtu, Mr. Sun Shuyi,
Mr. Ma Yongwei, Mr. Chau Tak Hay,
Mr. Cai Rang, Mr. Ngai Wai Fung

Notes:

1. ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Monday, 28 April 2008 to Wednesday, 28 May 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share Shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 25 April 2008.

The Company will announce separately on the Shanghai Stock Exchange details of A Share Shareholders’ eligibility for attending the Annual General Meeting.

2. RECOMMENDATION OF FINAL DIVIDEND AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.42 per share (inclusive of tax), amounting to approximately RMB11,871 million in aggregate. If the dividend is distributed upon the approval of Resolution No.4 by the shareholders, the final dividend is expected to be paid on Friday, 11 July 2008 to the H Share Shareholders whose names appear on the H Share register of members of the Company on Wednesday, 11 June 2008. The H Share register of members of the Company will be closed from Friday, 6 June 2008 to Wednesday, 11 June 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share Shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Thursday, 5 June 2008.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2007 final dividend to A Share Shareholders.

3. PROXY

(1) Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (Form of proxy for use at the Annual General Meeting is attached herewith).

(3) If a shareholder has appointed more than one proxy, such proxies shall only exercise the right to vote by poll.

4. REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1) A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2) Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to the registered office of the Company on or before Wednesday, 7 May 2008.

5. PROCEDURES FOR DEMANDING POLL BY SHAREHOLDERS

According to the Articles of Association of China Life Insurance Company Limited, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

6. MISCELLANEOUS

(1) The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2) The address of Computershare Hong Kong Investor Services Limited is: Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

(3) The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, China

(4) The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code : 100020

Contact office : Board Secretariat Department

Telephone No. : 86 (10) 8565 9527

Facsimile No. : 86 (10) 8525 2210

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

1. REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE FOR THE YEAR 2007

According to the requirements of PRC Company Law, shareholders have the right to approve the reports of the Board of Directors and the Supervisory Committee. Pursuant to rules of shareholders’ meeting of listed companies of the China Securities Regulatory Commission, the Board of Directors and the Supervisory Committee should issue a report with respect to their work in the preceding year at annual shareholders’ meeting. The Company’s working report of the Board of Directors for the year 2007 is set out in the “Report of the Board of Directors” of its 2007 Annual Report. The Company’s working report of the Supervisory Committee for the year 2007 is set out in the “Report of the Supervisory Committee” of its 2007 Annual Report.

2. AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT FOR THE YEAR 2007

Audited financial statements and auditor’s report for the year 2007 are set out in the audited financial statements of the Company’s 2007 Annual Report.

3. PROFIT DISTRIBUTION AND CASH DIVIDEND DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2007

Under the PRC Accounting Standards, after the Company appropriated RMB2,792 million, being 10% of the net profit of the Company for the year 2007, to the discretionary surplus reserve fund, the Company proposed the payment of a cash dividend of RMB0.42 (inclusive of tax) per share totalling approximately RMB11,871 million to all shareholders of the Company, based on the 28,264,705,000 shares of the Company in issue.

4. INTERIM MANAGEMENT MEASURES ON REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OFFICERS OF THE COMPANY

The interim measures have been submitted to the AGM for the shareholders’ approval. Interim management measures on remuneration of directors, supervisors and senior management officers of the Company are set out in Appendix II to this Circular for shareholders’ reference.

5. REMUNERATION OF DIRECTORS AND SUPERVISORS

The total remuneration of the existing directors of the Company as at the date of despatch of this Notice of Annual General Meeting for the year 2007 was RMB5,449,711. The total remuneration of the existing supervisors of the Company as at the date of dispatch of this Notice of Annual General Meeting was RMB4,307,823. The remuneration of the directors and supervisors of the Company for the year 2008 shall be as follows:

(1) Remuneration of the executive directors and internal supervisors of the Company shall be in accordance with “China Life Insurance Company Limited – Interim Management Measures on Remuneration of Directors, Supervisors and Senior Management” (provided that it is approved in the forthcoming Annual General Meeting), as implemented by the Nomination and Remuneration Committee of the Company and who will report the implementation results at the Annual General Meeting for the year 2008.

(2) Remuneration of each independent non-executive director of the Company for the year 2008 shall be RMB300,000. In view of the responsibilities to be undertaken by the members of the Audit Committee, the remuneration of each member of the Audit Committee shall increase by RMB20,000 per annum.

(3) Remuneration of each external supervisor of the Company for the year 2008 shall be RMB150,000.

(4) Non-executive directors of the Company will not receive any remuneration from the Company.

6. RE-APPOINTMENT OF PRC AND INTERNATIONAL AUDITORS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION

The Board of Directors proposed to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditor and international auditor of the Company for the year 2008 and to authorize the Board of Directors of the Company to determine their remuneration.

7. CONTINUED DONATIONS TO THE CHINA LIFE CHARITY FUND

According to “Resolution regarding the Continued Donations to the China Life Charity Fund” reviewed and approved at the 8th meeting of the 2nd Session of the Board of Directors of the Company held on 27 August 2007, to realize the development target of an asset size of about RMB100 million before year 2010 and to develop the China Life Charity Fund into a pioneer (in terms of size and operation) and a top brand corporate fund in the PRC with excellent reputation and influence, the Board of Directors decided to authorize the management of the Company to decide the extent of donations, the number of donations and the amount of each donation provided to the China Life Charity Fund, provided that the annual donations of each of the three years from 2008 to 2010 shall not exceed 0.3% of net profit of the preceding year (under the accounting standards of the PRC).

8. DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2007

Pursuant to the requirements under the Interim Management Measures on Independent Directors of Insurance Companies of China Insurance Regulatory Commission, independent directors shall make a report in respect of their duties for the year 2007 at the Annual General Meeting. Such report will be submitted at the Annual General Meeting for shareholders’ review but no shareholders’ approval is needed. The duty report of the independent directors for the year 2007 is set out in Appendix III to this circular for shareholders’ information.

9. REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2007

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies of China Insurance Regulatory Commission, the Board of Directors of the Company shall make a report in respect of the status of connected transactions and execution of the connected transactions management system at the Annual General Meeting. Such report will be submitted at the Annual General Meeting for shareholders’ review but no approval is needed. The report on the status of the connected transactions of China Life Insurance Company Limited and execution of the connected transactions management system of the Company for the year 2007 is set out in Appendix IV to this Circular for shareholders’ information.

10. GRANT OF GENERAL MANDATE TO ISSUE NEW SHARES

The purpose of the proposed special resolution no. 11 is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot, issue and deal with new shares subject to the applicable laws, rules and regulations. The Board of Directors states that the Company currently has no plan to issue any new shares.

APPENDIX II	INTERIM MANAGEMENT MEASURES ON REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OFFICERS OF THE COMPANY

INTERIM MANAGEMENT MEASURES ON REMUNERATION OF

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OFFICERS OF

CHINA LIFE INSURANCE COMPANY LIMITED

Chapter 1 General Provisions

Article 1 In order to further standardize the remuneration management of Directors, Supervisors and senior management officers of the Company, establish a wholesome incentive and effective mechanism, facilitate standardized management and healthy development of the Company, pursuant to “Interim Management Measures on Remuneration of Persons in Charge of State-owned Insurance Companies” of China Insurance Regulatory Commission and “Guidelines for Remuneration Management of Directors, Supervisors and Senior Management Officers of Directly Controlled Companies of China Life Insurance (Group) Company and other relevant stipulations, these Measures are hereby formulated with due regard to the actual situation of the Company.

Article 2 Directors, Supervisors and senior management officers referred to in these Measures include the Chairman of the Board of Directors, President, Vice President, Secretary of Commission for Discipline Inspection, Chairman of the Supervisory Committee, Assistant to President, all specialised Chief Executive Officers, Secretary of the Board of Directors etc.

Article 3 The remuneration management of Directors, Supervisors and senior management officers shall adhere to the following principles:

(1) Principle of alignment with the interests of shareholders. The remuneration that the Company pays to Directors, Supervisors and senior management officers must facilitate alignment between the interests of the Directors, Supervisors and senior management officers and those of the shareholders of the Company, given the incentive function of remuneration, this will facilitate the Directors, Supervisors and senior management officers to create greater value for shareholders.

(2) Principle of remuneration based on position and correlation with results. The remuneration of Directors, Supervisors and senior management officers is based on the value of their positions, the payment of remuneration shall correlate to the overall results of the Company and individual performance.

(3) Principle of competition. In following market tendencies, competitive remuneration is paid to Directors, Supervisors and senior management officers to ensure that the Company attracts and retains excellent operational management talent.

(4) Principle of integrating of short-term and long-term incentives. The Company has set up effective medium and long-term incentive mechanisms for Directors, Supervisors and senior management officers so as to achieve integration of short-term and long-term incentives.

(5) Principle of risk and reward and due consideration of incentive and restraint. The income of Directors, Supervisors and senior management officers and the Company’s operational risks should be linked together to reflect the nature of risk and reward and to establish an effective restraint mechanism.

Article 4 The Nomination and Remuneration Committee is responsible for formulating the Management Measures on Remuneration of Directors, Supervisors and Senior Management Officers and report to the Board of Directors for approval.

Chapter 2 Structure and Determination of Remuneration

Article 5 An annual salary system is adopted for the remuneration of Directors, Supervisors and senior management officers, consisting of 4 parts namely, basic salary, performance salary, benefits and medium-term and long-term incentives.

Article 6 Basic salary is the basic income of Directors, Supervisors and senior management officers, the basic salary is determined according to a combination of factors such as the operational scale of the Company, degree of difficulty of operational management, duties assumed, industry benchmark of the location and Company remuneration levels etc.

There are 8 basic salary levels within one grade, A, B, C, D, E, F, G, H.

In principle, the basic salary of new Directors, Supervisors and senior management officers is set at level A, and for those with more responsibilities can be assigned with a higher basic salary level by discretion.

Article 7 Performance salary is linked to the annual performance evaluation of Directors, Supervisors and senior management officers, performance salary is the product of performance salary basic amount times payment coefficient. Performance salary basic amount is the same as the basic salary level, the payment coefficient is set at between 0 - 2.5 according to the scores of the annual performance evaluation of Directors, Supervisors and senior management officers.

The scores of annual performance evaluation are determined according to the Measures on Performance Evaluation of Directors, Supervisors and Senior Management Officers of the Company.

Article 8 The benefits of Directors, Supervisors and senior management officers include statutory benefits and the Company’s supplementary benefits, of which, statutory benefits refer to basic pension fund, basic medical insurance, unemployment insurance, accident insurance, housing provident fund etc; the Company’s supplementary benefits include corporate annuity, supplementary medical insurance etc.

Article 9 Medium-term and long-term incentives include schemes such as stock appreciation rights, provisions of which are detailed separately.

Article 10 For those Directors, Supervisors and senior management officers requiring selection and recruitment in the market, salaries can be negotiable.

Chapter 3 Effecting Payment of Remuneration

Article 11 The Company implements a salary payment release system, the basic salary of Directors, Supervisors and senior management officers is paid every month.

Article 12 The performance salary of Directors, Supervisors and senior management officers is made in one lump sum after the annual performance evaluation, of which 70% is released in the period after the end of the annual performance evaluation, the remaining 30% will be deferred and released after cessation of employment (after 3 years for those without definite term), and for the Company’s departing key persons in charge, it will be released after exit audit.

Article 13 For those where there is no discrepancy between the results of the performance evaluation and the results of the actual performance evaluation as confirmed by the Company’s final accounts and audit for the year, the Company will effect payment of the deferred portion; for those with discrepancy, performance evaluation and scoring will be made again, and the corresponding amount of performance salary will be deducted.

Chapter 4 Salary Adjustment

Article 14 For those Directors, Supervisors and senior management officers whose current performance evaluation score is above 100 (inclusive), their basic salary for the next year advance to the next level up until attaining the highest level of their grade.

Article 15 For those Directors, Supervisors and senior management officers whose positions or duties have changed, starting from the next month following the change, new basic salary, performance salary and benefits levels will be adopted. If there are changes in positions and grades, for those who are promoted, they will be assigned to the nearest higher levels, for those who are demoted, they will be assigned to the nearest lower levels, and adjusted to the new grades and the corresponding levels.

Article 16 The Company will adjust the basic salary level according to its operating efficiency, market salary level changes and its business development strategies etc from time to time.

Article 17 For those Directors, Supervisors and senior management officers who do not undergo retirement procedures pursuant to state regulations, their salary levels must not be higher than the basic salary of their previous positions, and they will no longer enjoy the performance salary; for those who undergo retirement procedures, the retirement treatment policies of the State and the Company will be adopted in the next month after their retirement is approved.

Article 18 For those Directors, Supervisors and senior management officers who are subject to administrative punishment beyond dismissal (inclusive), or are liable for criminal sanctions for contravention of the law, their performance salary (including the deferred payment portion) shall be deducted in full.

Chapter 5 Supplementary Provisions

Article 19 The Nomination and Remuneration Committee is responsible for interpreting and revising these Measures.

Article 20 These Measures shall take effect as of 1 January 2008.

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

APPENDIX III	DUTY REPORT OF THE INDEPENDENT
DIRECTORS FOR THE YEAR 2007

DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2007

Dear Chairman and Directors:

In 2007, each of the independent directors exercised the authorities of independent directors in a prudent way, and performed the duties of independent directors. The works of independent directors are summarized as follows:

I. Attendance of meetings

(I) In 2007, independent directors endeavored to attend meetings of the board of directors as follows:

Name of independent	Board meetings
directors	On-site	Written review	Notes
Long Yongtu	4/6 (Note)	10/10	Authorized independent director, Mr. Sun Shuyi and Mr. Ma Yongwei to attend and exercise voting right at the first extraordinary meeting and the seventh meeting of the second session of the board of directors

Sun Shuyi	6/6	10/10	—

Ma Yongwei	5/6	10/10	Authorized independent director, Mr. Cai Rang to attend and exercise voting right at the first extraordinary meeting of the second session of the board of directors

Chau Tak Hay	4/6	10/10	Authorized independent director, Mr. Sun Shuyi to attend and exercise voting right at the first and second extraordinary meetings of the second session of the board of directors

Cai Rang	5/6	10/10	Authorized independent director, Mr. Sun Shuyi to attend and exercise voting right at the eighth meeting of the second session of the board of directors

Ngai Wai Fung	5/6	10/10	Authorized independent director, Mr. Sun Shuyi to attend and exercise voting right at the eighth meeting of the second session of the board of directors

Note: The ratio represents the number of meetings attended/should have been attended by each independent director at the meetings of the board of directors in 2007.

(II) Attendance of shareholders’ meetings

Each of the independent directors attended the 2007 shareholders annual meeting on 12 June 2007, listened carefully to opinions voiced by shareholders, and maintained effective communication with shareholders.

II. Issue of opinion

(I) during the year 2007, none of the independent directors abstained from voting in or cast a vote against a related resolution of the board of directors.

(II) in 2007, each independent director expressed six prior approvals and independent opinions related to, among others, resolutions on nomination for, appointment and resignation of directors, salary of directors and senior management, major related transactions.

III. Understanding the operational management of the Company

In 2007, each of the independent directors acquired information about the operational management of the company through various channels, so as provide a foundation for their scientific and prudent decision making. Independent directors made regular contact with senior management of the Company, listened to reports of the management and the secretary of the board of directors; and maintained effective communication with the external auditor, so as to acquire third party information. The audit committee also installed a complaint telephone line and mail box to accept reports on illegal, fraudulent acts, among others, from various parties. Independent directors paid regular site visits to branch companies, to get first hand operational management, risk control and other information about the Company. Independent directors also acquired related information about the insurance industry through various information provided by the Company.

IV. Other works done to improve the operational management of the Company

Pursuant to the Recommended Best Practices as set out in Appendix 14 Code of Corporate Governance Practices of the Listing Rules, and as suggested and organized by the chairman, all independent directors and non-executive directors held a meeting without the executive directors, to issue independent, constructive opinions and suggestions with regard to, among others, the strategic positioning and the adjustment of the same, business development of the Company.

In 2007, each of the independent directors acted in a prudent way and in good faith for the interests of the Company as a whole, and paid special attention to legal rights of public shareholders and medium and small shareholders.

V. Functions of independent directors in the preparation of the annual report

Independent directors performed, with best efforts, their responsibilities and duties as independent directors in the preparation and disclosure of the 2007 annual report. Independent directors reviewed and approved such content in the annual report as work of independent directors added by the Company in the “Working system for independent directors”, including reporting and communication systems. Independent directors have also paid site visits to branch companies, to get comprehensive operational management and financial information about the Company. Independent directors listened to the report of the registered accountant on audit arrangements in this year, upon the issue of the initial opinion from the registered accountant for annual audit, the audit committee, with all members comprised of independent directors, immediately communicated with the registered accountant and considered if problems existed in the auditing process etc.

Considering the above mentioned, in 2007, independent directors have been making independent decisions, acting objectively in various functions of the Company like strategy development, operation planning, financial control, human resources management, among others, maintained complete independence, and devoted to matters of the board of directors, to contribute to the improvement in the levels of corporate governance.

Independent directors

Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

24 March 2008

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

APPENDIX IV	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS
AND EXECUTION OF CONNECTED TRANSACTIONS
MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2007

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND

EXECUTION OF CONNECTED TRANSACTIONS MANAGEMENT

SYSTEM OF CHINA LIFE INSURANCE COMPANY LIMITED FOR THE YEAR 2007

1. STATUS OF CONNECTED TRANSACTIONS OF CHINA LIFE INSURANCE COMPANY LIMITED FOR THE YEAR 2007

1. Continuing connected transactions

For the year 2007, the major continuing connected transactions of China Life Insurance Company Limited (hereafter referred to as the “Company”) are classified into the following categories: (1) policy management between the Company and China Life Insurance (Group) Company (hereinafter referred to as the “Group”); (2) asset management between the Company and China Life Insurance Asset Management Company Limited and between the Group and China Life Insurance Asset Management Company Limited; and (3) property leasing between the Company and the Group.

For the year ended 31 December, 2007: (1) the continuing connected transactions have been approved by the Board of Directors; (2) for transactions involving provision of services by the Group, they are in accordance with the pricing policies of the Company; (3) the transactions have been entered into in accordance with the relevant agreements governing the transactions; and (4) except for the amount of management fee earned from the Group, the amounts of the transactions have not exceeded the relevant annual caps announced by the Company. For the year 2007, China Life Insurance Asset Management Company Limited, the Company’s subsidiary, collected a fee for an aggregate amount of RMB104,000,000 from the Group for asset management, which has exceeded the approved annual cap amount by RMB2,000,000. The Company has complied with relevant requirements of the listing rules of the places where the Company is listed and has made disclosure on the exceeded cap for 2007 and the revised cap for 2008.

2. Newly entered material connected transactions

The agreements of material connected transactions entered into or renewed in 2007 mainly were: (1) The Company entered into an asset purchase agreement and a supplementary sale and purchase agreement of assets with the Group on 4 January 2007 and 28 September 2007 respectively, agreeing that the Company shall purchase some assets such as proprietary real estate property, work in progress, land use rights, vehicles, facilities from the Group;1 (2) the Company arranged pre-agreed deposits directly with Guangdong Development Bank on 18 April 2007 and used the entrusted assets of China Life Insurance Asset Management Company Limited to arrange

[1]	Those transactions were connected transactions exempt from reporting, announcement and independent shareholders’ requirements under Hong Kong Listing Rules; and also constitute connected transactions which are required to be disclosed or announced under the Listing Rules of Shanghai Stock Exchange.

pre-agreed deposits with Guangdong Development Bank on 26 December 2007;2 and (3) the Company renewed the asset management agreement with China Life Insurance Asset Management Company Limited on 21 December 2007. The agreement shall be valid from 1 January 2008 to 31 December 2008 for a term of one year.

The above-mentioned newly entered connected transactions were strictly in compliance with the stipulations of the Articles of Association of China Life Insurance Company Limited and the “Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited” and/or “Listing Rules of Securities of Shanghai Stock Exchange”, and the statutory approval and disclosure procedures have been performed. The principles of pricing of the Company’s connected transactions were fair and were in the overall interests of the Company’s shareholders.

2. 2007 STATUS OF THE EXECUTION OF CONNECTED TRANSACTIONS MANAGEMENT SYSTEM

(1) In order to strengthen the management of the Company’s connected transactions, improve the execution of the connection transactions management system, the Company successively formulated the connection transactions management system, and set up the connection transactions management organization. With the approval of the Board of Directors, in April 2007, the Company formulated and issued the “Trial Management Measures on Connected Transactions of China Life Insurance Company Limited” (hereinafter referred to as the “Measures”). The Measures have clear stipulations on the identification of connected parties and connected transactions, the limits of authority for approving the connected transactions, disclosure procedures of connected transactions as well as division of work among different departments. The President’s Office is responsible for the approval of connected transactions of small amounts, the Board of Directors is in charge of the approval of normal connected transactions, the general meeting of shareholders is responsible for the approval of material connected transactions. There are stipulations in the Measures regarding content such as of the withdrawal system of connected transactions, the limits of decision-making authority, decision-making procedures, and the Measures make good use of the functions of independent directors in actual work, and ensure the fairness of the prices of the connected transactions, the compliance of the approval procedures so as to protect the interests of other shareholders. The Company also set up a Connected Transactions Review Committee under the President’s Office and formulated the “Constitution of the Connected Transactions Review Committee”. The Connected Transactions Review Committee is dedicated to provide business support for the review of connected transactions by the President’s Office, review and coordinate material issues in the area of connected transactions management. The Committee executed the regular meeting system, the clear definition of the duties, division of work and cooperation of each department to ensure that connected transactions management can be carried out smoothly.

(2) Identification of connected parties, setting up complete information files of connected parties, strengthening legal review of agreements by connected parties. In order to correctly identify the connected parties under various regulatory rules, the Company confirmed a list of connected parties after investigation and identification, and set up a filing system for information about connected parties. The text of each agreement of connected transactions of the Company must be strictly examined by the Legal Department or external lawyers to ensure their legality and compliance, fairness and reasonableness, clarity and strictness for the prevention and resolution of legal risks and protection of legitimate interests of the Company.

[2]	Those transactions only constitute connected transactions which are required to be disclosed or announced under the Listing Rules of Shanghai Stock Exchange.

(3) Strengthening the statistical work and internal audit of the financial data of connected transactions. Since the Company was listed in Hong Kong and US in December 2003, it has commenced the management and compilation of financial information statistics of connected transactions. Material connected transactions were disclosed in the corresponding interim reports and annual reports. Connected transactions form an important part of financial disclosure and the Company has included this into the scope of testing US Sarbanes-Oxley Act (Section 404) compliance. In addition, the Company’s external auditors also performed an independent internal control assessment on the above workflow, and carried out financial audit to ensure the correctness, legality and effectiveness of the financial data on connected transactions.

(4) Performing the duties of disclosure, announcement and reporting required by various regulatory rules. For those connected transactions which reached the point where disclosure was required pursuant to the regulatory rules of the place of listing, the Company made disclosure or announcement in a timely manner. During the year 2007, there were 4 provisional announcements involving 4 new connected transactions; in the 2006 annual report and 2007 interim report, 5 continuing connected activities were disclosed. The Company also made a conclusion and reported to China Insurance Regulatory Commission regarding the status of execution of connected transactions management system pursuant to China Insurance Regulatory Commission’s requirements in its “Notice of Implementing ‘Guided Opinion on Standardizing the Governance Structure of Insurance Companies (Trial)’”. For those material connected transactions meeting the requirements of “Provisional Measures on Connected Transactions of Insurance Companies” of the China Insurance Regulatory Commission, the Company also submitted report to the Commission in a timely manner.

(5) Strengthening management training on connected transactions, improving the standard and efficiency of connected transactions management. In order to enhance the understanding and compliance with the regulatory rules of China Insurance Regulatory Commission, the regulatory rules of China and overseas countries and the Company’s “Trial Management Measures on Connected Transactions” and to improve connected transactions management, the Company arranged a special training for the relevant departments of the head office and the Group as well as the Group’s principal units in June 2007. The Company specially invited personnel from regulatory bodies as well as legal and accounting experts to deliver classes to attendants. Such trainings raised the awareness of the relevant departments of the Company and affiliated companies under China Life on the management of connected transactions, such that they understand the workflow and various scopes of connected transactions management, fully master the identification and analysis skills of connected parties. The above-mentioned training played an active facilitating role in ensuring the Company’s compliance with the relevant laws and regulations and various regulatory rules.

3. RESULTS OF THE COMPANY’S CONNECTED TRANSACTIONS MANAGEMENT

(1) The awareness of connected transactions management in the relevant departments of the Company was greatly enhanced. Given the high degree of professionalism and required in connected transactions management, this was a new area for the majority of the Company’s staff and management. In 2007, through continuously improving the organization and establishing system, defining the duties of various companies and departments, making great efforts in promoting special training on connected transactions, among others , the relevant departments of the Company have paid more attention to connected transactions management, their understanding of the necessity and urgency of strengthening connected transactions management also greatly increased.

(2) Preliminary formation of organization and system. The Company made timely formulation of the relevant regulations on connected transactions management, it established the basic organization and system of connected transactions management such that there were rules to be abided by, regulations to be followed, duties and division of work were clearly defined. Through the Board of Directors and the Audit Committee and Risk Management Committee under it, the Connected Transactions Review Committee under the Company’s President’s Office, the Company formed a multi-tier management system together with various relevant departments, to strongly safeguard the organization of connected transaction control. With good efforts from each functional department, the Company has basically formed a complete connected transactions control system in the areas of business, finance, information technology, audit, internal control compliance, information disclosure and investment management etc, which played an active role in standardizing connected transactions activities.

(3) The degree of coordination and cooperation with connected parties was strengthened. Pursuant to the relevant stipulations of China’s and overseas’ regulatory rules, transactions between the Company or the Group, between the Company and subsidiaries of the Company and the Group, between the Group and the above-mentioned subsidiaries, and between the above-mentioned subsidiaries themselves may constitute connected transactions. For those transactions constituting connected transactions, the Company has the duty to perform the corresponding approval procedures or approval and disclosure procedures in accordance with the requirements of the regulatory rules. In order to strengthen the coordination and communication with the above-mentioned connected companies, the Company has set up contact points for connected transactions so that the degree of coordination and cooperation with connected companies was greatly increased.

In short, the Company’s connected transactions in 2007 and their disclosure were in compliance with the requirements of laws and regulations and regulatory bodies, the execution of the connected transactions management system effectively safeguarded the legitimate interests of the listed company and medium and small investors. In 2008 the Company will further increase the execution of the connected transactions management system, further develop an effective control system, adopt specific strong measures to strengthen real-time supervision and control over continuing connected transactions so as to ensure strict compliance with listing requirements of listed places, as well as to provide strong safeguard to achieve the business objectives of standardized management, highly efficient operation and sustainable development.

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.